FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 19, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rule 3.1.4R(1), Signet Group plc gives notice that on 19 April 2007 the following Directors and PDMRs exercised options granted in 2004 under the Signet Group plc 2000 LTIP and immediately sold the resulting 0.9 US cents ordinary shares in the capital of the Company as follows:

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Name               Status           No. of shares        No of shares        Percentage of     Selling Price
                                    under option         exercised and       issued class
                                                         sold                disposed
----------------------------------------------------------------------------------------------------------------------------------
T Burman           Director                62,354               62,354             0.0037%     124.25 pence per ordinary share
----------------------------------------------------------------------------------------------------------------------------------
M Light            Director                77,737               77,737             0.0046%     124.25 pence per ordinary share
----------------------------------------------------------------------------------------------------------------------------------
W Montalto         PDMR                    44,582               44,582             0.0026%     124.25 pence per ordinary share
----------------------------------------------------------------------------------------------------------------------------------
B Trabucco         PDMR                    37,789               37,789             0.0022%     124.25 pence per ordinary share
----------------------------------------------------------------------------------------------------------------------------------

19 April 2007

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   April 19, 2007